UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

________

Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México

(Name of the Issuer)

________

Banco Santander, S.A.

(Name of Person Filing Statement)

________

Series B Shares, par value Ps.3.780782962*
American Depositary Shares (each of which represents five Series B Shares)

(Title of Class of Securities)

MX41BS060005 (Series B Shares)

(ISIN Number of Class of Securities)

05969B103 (American Depositary Shares Representing Series B Shares)

(CUSIP Number of Class of Securities)

Banco Santander, S.A. New York Branch 45 E. 53rd Street New York, New York 10022 Attn: Mercedes Pacheco, Managing Director and Senior Legal Counsel Telephone: (212) 350-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

________

With copies to:

Michael J. Willisch, Esq. Davis Polk & Wardwell LLP Paseo de la Castellana, 41 Madrid, Spain 28046 Tel: +34 91 768 9600

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☒	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

*	Not for trading, but only in connection with the listing of the American Depositary Shares (“ADSs”) on The New York Stock Exchange LLC (NYSE). Each ADS represents five Series B Shares.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This transaction statement on Schedule 13E-3 (this “Statement”) is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Banco Santander, S.A., a company organized under the laws of the Kingdom of Spain (the “Purchaser”).

This Statement relates to the offer by Purchaser to acquire all the issued and outstanding (i) Series B shares of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México, a company incorporated in United Mexican States (the “Company”), par value Ps.3.78078296 per share (the “Series B Shares”), and (ii) American Depositary Shares (each of which represents five Series B Shares) of the Company (the “ADSs,” and together with the Series B Shares, the “Shares”), in each case other than any Series B Shares or ADSs owned directly or indirectly by Purchaser, for Ps.24.52 in cash per Series B Share, or the U.S. dollar equivalent of Ps.122.6 in cash per ADS, without interest, upon the terms, and subject to the conditions, set forth in the Offer to Purchase, dated February 7, 2023 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Acceptance for B Shares and ADS Letter of Transmittal (as both defined in the Offer to Purchase), copies of which are attached hereto as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively (which, as amended or supplemented from time to time, collectively constitute the “U.S. Offer”).

The Purchaser is making a concurrent separate all cash tender offer on equivalent terms (the “Mexican Offer,” and together with the U.S. Offer, the “Offers”). The U.S. Offer is addressed to holders of Series B Shares that are residents of, or located in, the United States and to all holders of ADSs, wherever located. Separate offering documents relating to the concurrent Mexican Offer are being published in Mexico and made available to all holders of Series B Shares that are not residents of the United States. ADSs MAY NOT BE TENDERED IN THE MEXICAN OFFER.

The information set forth in the Offer to Purchase, including all schedules thereto, the related Acceptance for B Shares and ADS Letter of Transmittal and the tender offer statement on Schedule TO filed by Purchase with the SEC on February 7, 2023 (as amended or supplemented from time to time, the “Schedule TO”) is hereby expressly incorporated by reference in response to all items of this Statement. The responses to each item in this Statement are qualified in their entirety by the information contained in the Offer to Purchase and the Schedule TO. The cross references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Offer to Purchase and the Schedule TO of the information required to be included in response to the respective Items of this Statement.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

ITEM 1.	SUMMARY TERM SHEET.

Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet” which is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)       Name and Address

The name of the subject company to which this Statement relates is Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México, a company incorporated in United Mexican States. The Company’s principal office is in Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe Alcaldía Álvaro Obregón, 01219 Mexico City, and its telephone number at such address is +(52) 55-5257-8000.

(b)       Securities

The title of the class of equity securities to which this Statement relates is the Company’s Series B shares, par value Ps.3.78078296 per share, and American Depositary Shares, with each ADS representing five Series B Shares. The ADSs were issued under a facility created pursuant to the Amended and Restated Deposit Agreement by and among the Company, Citibank, N.A., as ADS Depositary, dated as of October 1, 2022, and all holders and beneficial owners from time to time of ADSs issued thereunder.

According to the Company, as of February 2, 2023, its issued and paid-in capital stock consisted of 6,786,994,357 shares, represented by (i) 3,322,685,212 Series B Shares, of which 5,671,453 Series B Shares were held in treasury, and (ii) 3,464,309,145 Series F shares, all of which are book-entry shares, fully paid and of a par value of Ps.3.780782962 each. In addition, as of February 2, 2023, the Company’s unissued and unsubscribed stock consisted of 883,785,133 Series B Shares and 921,514,867 Series F shares, which are authorized, unsubscribed and held in treasury.

(c)       Trading Market and Price

The information set forth in the Offer to Purchase under the heading “The U.S. Offer—Section 6. Price Range of ADSs; Dividends” is incorporated herein by reference.

(d)       Dividends

The information set forth in the Offer to Purchase under the heading “The U.S. Offer—Section 6. Price Range of ADSs; Dividends” is incorporated herein by reference.

(e)       Prior Public Offerings

None.

(f)       Prior Share Purchases

On March 23, 2021, Purchaser publicly announced a mandatory delisting tender offer in order to repurchase the outstanding Shares that it did not own. On June 8, 2021, Purchaser changed the terms of the tender offer so that it became a voluntary tender offer, instead of a mandatory delisting tender offer. On November 3, 2021, Purchaser announced concurrent cash tender offers in Mexico and the United States to acquire all the outstanding Shares at a price of Ps.26.50 for each Series B Share and the equivalent in U.S. dollars of Ps.132.50 for each outstanding ADS. The tender offers expired on December 7, 2021 and payment for the Series B Shares and ADSs tendered was made on December 10, 2021. As a result of such tender offers, Purchaser increased its ownership of the Company’s issued and paid-in capital from approximately 91.6% to 96.2%.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)       Name and Address

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference: “The U.S. Offer—Section 8. Certain Information Concerning Purchaser” and “Schedule A—Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser.”

(b)-(c) Business and Background of Entities; Business and Background of Natural Persons

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference: “The U.S. Offer—Section 8. Certain Information Concerning Purchaser” and “Schedule A—Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser.”

ITEM 4.	TERMS OF THE TRANSACTION.

(a)       Material Terms

(1)       Tender Offers.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors—Section 5. Effects of the Offer,” “Special Factors—Section 6. Conduct of the Company’s Business if the U.S. Offer Is Not Completed,” “Special Factors—Section 9. Interests of Certain Persons in the U.S. Offer,” “The U.S. Offer—Section 1. Terms of the U.S. Offer,” “The U.S. Offer—Section 2. Acceptance for Payment and Payment for Shares,” “The U.S. Offer—Section 3. Procedures for Accepting the U.S. Offer and Tendering Shares,” “The U.S. Offer—Section 4. Withdrawal Rights,” “The U.S. Offer—Section 5. Material U.S. and Mexican Federal Income Tax Consequences,” “The U.S. Offer—Section 10. Dividends and Distributions,” “The U.S. Offer—Section 12. Expected Effects of the U.S. Offer on the Market for ADSs; NYSE Delisting; SEC Deregistration; Deposit Agreement Termination; Margin Regulations” and “The U.S. Offer—Section 13. Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(2)       Mergers or similar transactions.

Not applicable.

(c)       Different Terms

Not applicable.

(d)       Appraisal Rights

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 7. Appraisal Rights; Rule 13e-3” is incorporated herein by reference.

(e)       Provisions for Unaffiliated Security Holders

The filing person has not made any provision in connection with the transaction to grant unaffiliated security holders access to its corporate files or to obtain counsel or appraisal services at its expense.

(f)       Eligibility for Listing or Trading

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) through (c) and (e) Transactions; Significant Corporate Events; Negotiations or Contacts; Agreements involving the Subject Company's Securities

The information set forth in the Offer to Purchase under the “Special Factors—Section 1. Background,” “Special Factors—Section 8. Related Party Transactions,” “Special Factors—Section 9. Interests of Certain Persons in the U.S. Offer” and in “Schedule A—Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser” is incorporated herein by reference.

ITEM 6.	PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors—Section 5. Effects of the U.S. Offer,” “Special Factors—Section 6. Conduct of the Company’s Business if the U.S. Offer Is Not Completed” and “The U.S. Offer—Section 12. Expected Effects of the U.S. Offer on the Market for ADSs; NYSE Delisting; SEC Deregistration; Deposit Agreement Termination; Margin Regulations,” is incorporated herein by reference.

(c)(1)-(8) Plans

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors—Section 5. Effects of the U.S. Offer,” “Special Factors—Section 6. Conduct of the Company’s Business if the U.S. Offer Is Not Completed” and “The U.S. Offer—Section 12. Expected Effects of the U.S. Offer on the Market for ADSs; NYSE Delisting; SEC Deregistration; Deposit Agreement Termination; Margin Regulations,” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)       Purposes

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer” is incorporated herein by reference.

(b)       Alternatives

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer” is incorporated herein by reference.

(c)       Reasons

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer” is incorporated herein by reference.

(d)       Effects

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors—Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer,” “Special Factors—Section 5. Effects of the Offer,” “Special Factors—Section 6. Conduct of the Company’s Business if the U.S. Offer Is Not Completed,” “Special Factors—Section 7. Appraisal Rights; Rule 13e-3,” “Special Factors—Section 9. Interests of Certain Persons in the U.S. Offer,” “The U.S. Offer—Section 5. Certain U.S. and Mexican Federal Income Tax Consequences” and “The U.S. Offer—Section 12. Expected Effects of the U.S. Offer on the Market for ADSs; NYSE Delisting; SEC Deregistration; Deposit Agreement Termination; Margin Regulations” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a)       Fairness

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 3. The Current Status of the Recommendation by the Company’s Board of Directors” and “Special Factors—Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer” is incorporated herein by reference.

(b)       Factors Considered in Determining Fairness

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 3. The Current Status of the Recommendation by the Company’s Board of Directors” and “Special Factors—Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer” is incorporated herein by reference.

(c)       Approval of Security Holders

The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. The information set forth in the Offer to Purchase under the heading “Special Factors—Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer” is incorporated herein by reference.

(d)       Unaffiliated Representative

A majority of directors who are not employees of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

(e)       Approval of Directors

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” and “Special Factors—Section 3. The Current Status of the Recommendation by the Company’s Board of Directors” is incorporated herein by reference.

(f)       Other Offers

Not applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer” is incorporated herein by reference.

(c)       Availability of Documents

Not applicable.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) and (b) Source of Funds; Conditions

The information set forth in the Offer to Purchase under the headings “The U.S. Offer—Section 9. Source and Amount of Funds” is incorporated herein by reference.

(c)       Expenses

The information set forth in the Offer to Purchase under the heading “The U.S. Offer—Section 14. Fees and Expenses” is incorporated herein by reference.

(d)       Borrowed Funds

Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)       Securities Ownership

The information set forth in the Offer to Purchase under the headings “The U.S. Offer—Section 8. Certain Information Concerning Purchaser” and “Schedule A—Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser” is incorporated herein by reference.

(b)       Securities Transactions

The information set forth in the Offer to Purchase under the headings “Schedule A—Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d)       Intent to Tender or Vote in a Going-Private Transaction

To the extent known by the Purchaser, no executive officer, director or affiliate of the Company, executive officer and director of the Purchaser, person controlling the Purchaser or executive officer and director of any corporation or other person ultimately in control of the Purchaser currently intends to tender or sell in the Offers any Series B Shares or ADSs owned or held by that person.

(e)       Recommendations of Others

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 3. The Current Status of the Recommendation by the Company’s Board of Directors,” “Special Factors—Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer” “Schedule A—Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a)       Financial Information

The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2020 and 2021 are incorporated herein by reference to Item 18 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 3, 2022. The unaudited interim consolidated financial statements of the Company as of and for the three months ended December 31, 2022 and 2021 are incorporated herein by reference to Item 1 of the Company’s Form 6-K furnished to the SEC on February 3, 2023.

The information set forth in the Offer to Purchase under the heading “The U.S. Offer—Section 7. Certain Information Concerning the Company” is incorporated herein by reference.

(b)       Pro Forma Information

Not applicable.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets

The information set forth in the Offer to Purchase under the heading “The U.S. Offer—Section 14. Fees and Expenses” with respect to the persons employed or retained by Purchaser is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

(c)       Other Material Information

Reference is made to the information set forth in the Offer to Purchase, the form of Acceptance for B Shares and the form of ADS Letter of Transmittal, which is incorporated herein by reference.

ITEM 16.	EXHIBITS

(a) Exhibits

(a)(1)(i)	Offer to Purchase, dated February 7, 2023 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(ii)	Form of Acceptance for Series B Shares (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(iii)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs) (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on February 7, 2023.
(a)(1)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs) (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(vii)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares) (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(viii)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares) (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(ix)	Form of Withdrawal Letter for ADSs (incorporated by reference to Exhibit (a)(1)(ix) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(x)	Form of Withdrawal Letter for Series B Shares (incorporated by reference to Exhibit (a)(1)(x) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(xi)	Summary Advertisement as published in the Wall Street Journal on February 7, 2023 (incorporated by reference to Exhibit (a)(1)(xi) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(5)(i)	Report of Relevant Information Issued by the Purchaser, dated October 21, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on October 21, 2022).
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.

(b) Filing Fees

107	Filing fee table.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2023

Banco Santander, S.A.

By:	/s/ Javier Illescas
	Name:	Javier Illescas
	Title:	Group Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated February 7, 2023 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(ii)	Form of Acceptance for Series B Shares (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(iii)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs) (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs) (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(vii)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares) (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(viii)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares) (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(ix)	Form of Withdrawal Letter for ADSs (incorporated by reference to Exhibit (a)(1)(ix) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(x)	Form of Withdrawal Letter for Series B Shares (incorporated by reference to Exhibit (a)(1)(x) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(xi)	Summary Advertisement as published in the Wall Street Journal on February 7, 2023 (incorporated by reference to Exhibit (a)(1)(xi) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(5)(i)	Report of Relevant Information Issued by the Purchaser, dated October 21, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on October 21, 2022).
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
107	Filing fee table.